FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of January 2007
                                 31 January 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Interim Results released on
                Interim Results




                       BRITISH SKY BROADCASTING GROUP PLC
               Results for the six months ended 31 December 2006

      BSkyB announces record sales and 20% increase in interim dividend;
                            on track for our targets

Operational Highlights

* New customer additions of 432,000 in the second quarter, the highest in six years

* Net customer growth in the second quarter of 183,000 to 8.441 million

* Record growth in Sky+ boxes to 2.13 million, in 1.97 million households

* HD subscribers almost doubled in the second quarter to 184,000, establishing Sky's leadership in HD

* Good progress on Sky Broadband with gross bookings of 343,000 and 259,000 activated customers by 28 January 2007(1)

* Broadband network roll-out ahead of plan, 771 exchanges unbundled, 50% of the U.K.(1)


Financial Highlights

* Revenue increased by 10% to GBP2,220 million, including GBP22 million from Sky Broadband and GBP77 million from Easynet Enterprise

* Adjusted gross margin of 63% up from 60% in the comparable period(2)

* EBITDA of GBP486 million including losses of GBP66 million in Sky Broadband and Easynet Enterprise and a net exceptional gain of GBP59 million

* Operating profit of GBP395 million including losses of GBP84 million in Sky Broadband and Easynet Enterprise and a net exceptional gain of GBP59 million

* Basic EPS of 14.0p (2006: 14.9p) and adjusted EPS of 11.3p (2006: 14.7p)(3)

* Interim dividend increased by 20% to 6.6 pence per share


James Murdoch, Chief Executive said:

"In the last six months we have achieved a number of important milestones in building our business for the future. Sales of new Sky boxes were the highest for six years, Sky+ broke through the two million barrier and Sky HD almost doubled in size after a strong Christmas sales period. With over one in four of our customers now taking an additional service from Sky, more people are choosing more of our products than ever before.

"At the end of our first full quarter as a broadband provider, benefits are starting to flow through the business. Sky Broadband is attracting new and existing customers with more than two-thirds opting for our faster, paid-for products. The rollout of our all-IP broadband network is progressing ahead of schedule. As a result, we now reach more households than the entire U.K. cable network with our "See, Speak, Surf" combination of TV, telephony and broadband products.

"We are committed to making a difference with energy efficiency and climate change. Sky was recognised recently as a National Energy Efficiency Champion and I want to thank all our staff for making this possible.

"In 2007, we will continue to drive towards our goal of being the leader in entertainment and communications in the U.K. and Ireland. We're on track for our targets and our expansion into broadband and telephony positions us well to take advantage of a growing opportunity in a GBP20 billion industry."

(1) Broadband data stated as at 28 January 2007. As at 31 December 2006 gross bookings were 252,000 with 193,000 activated customers

(2) Adjusted gross margin excludes an exceptional gain from a third party channel provider of GBP65 million, accounted for within programming expenses

(3) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an exceptional gain of GBP65 million and an exceptional charge of GBP6 million


Enquiries:

Analysts/Investors:

Andrew Griffith                                Tel: 020 7705 3118
Robert Kingston                                Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                               Tel: 020 7705 3267
Robert Fraser                                  Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com

Finsbury:

Alice Macandrew                                Tel: 020 7251 3801


There will be a presentation to analysts and investors at 09:30 a.m. (GMT) today at Goldman Sachs, River Court Conference and Training Centre, 7th Floor, 120 Fleet Street, London EC4A 2BB.

A conference call for US analysts and investors will be held at 10:00 a.m. (EST) today. Details of this call have been sent to North American institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts and investors, together with this press release, will be available today on Sky's corporate website which may be found at www.sky.com/corporate. Interviews with James Murdoch, CEO and Jeremy Darroch, CFO, in audio / video and transcript will be available from 7:00 a.m. today at www.sky.com/corporate and www.cantos.com.

Overview

We continued to see a strong sales performance in the second quarter. Sales of new Sky subscriptions ("gross additions") were the highest for six years and we surpassed two million Sky+ boxes and six million Sky Sports customers(5) in the run up to Christmas. Our new product launches are proceeding well and over a quarter of our customers now take more than one product from Sky. Sky broadband has made an encouraging start and sales of Sky HD almost doubled in the quarter with 88,000 new customers. Overall net additions were also strong, at 183,000 in the second quarter.

As we indicated at our first quarter results announcement on 3 November 2006, we have moved ahead with our plans to first reduce, and then remove, viewing package discounts in retention and acquisition with a greater use of broadband and telephony. This has resulted in a short-term increase in churn to 11.9%. The Group estimates that around 27,000 customers left Sky's platform during the quarter as a result of this change in policy. Excluding these customers, churn was around 10.6%. We expect this shift in retention and acquisition strategy will deliver valuable benefits in quality and profitability of the business through the second half of the financial year and beyond.

Group operating profit was GBP395 million. Excluding Sky Broadband, Easynet Enterprise and net exceptional gains, operating profit was GBP420 million, a year-on-year increase of 1%. Growth was affected by a weaker TV advertising sector, a decline in wholesale revenue, a full half year of CRM depreciation and the high levels of gross additions and upgrades. We expect the second half to benefit from further progress in ARPU, improved marketing efficiencies, a seasonally lighter period of net additions and upgrades and the consequent lower weighting of operating costs.

The Group's expansion into the U.K. broadband and telephony sectors got off to a good start with 259,000 broadband customers by 28 January 2007. In addition, we are beginning to see the initial benefits to the wider business, with around 20% of broadband customers new to Sky and marketing efficiencies leading to lower SAC as we are able to spread our fixed marketing spend per subscriber over a broader base. The mix of our broadband subscribers has exceeded our initial expectations with around 70% of our on-net customers opting for a paid-for product. Finally, the roll-out of our IP-based broadband network has proceeded ahead of plan and we now expect to achieve 70% coverage of the U.K. by the end of June 2007, a full six months ahead of schedule.

The Group took a number of steps throughout 2006 to increase exposure to favourable macro growth trends, particularly online advertising. We announced our world-first partnership with Google which was a strong endorsement of our broadband offering. The acquisitions of 365 Media Group plc, the online sports advertising sales house Aura and MyKindaPlace further increase our exposure and capabilities in this segment.

On 17 November 2006, we acquired a 17.9% minority stake in ITV plc. ITV is one of Europe's premier broadcasting and production businesses, and holds substantial potential for long-term value creation.

During the half year, the Group recognised an exceptional gain of GBP59 million, consisting of two items: a GBP65 million one-off payment received from a third party channel provider as a result of a contractual entitlement to a proportion of the value of certain of its channels; and a GBP6 million charge within other operating expenses as part of our litigation with EDS, an information and technology solutions provider, in relation to work carried out between 2000 and 2002 on our customer relationship management systems.

(5) Six million subscribers across all platforms, including Sky residential, cable and Sky business customers

Outlook

Looking forward to the second half of the financial year, we are confident in the quality and flexibility of our products together with the value that we offer customers at all levels. This positions us well as we enter a potentially more challenging consumer environment with higher interest rates, and higher competitor activity in the near-term. The new year has got off to an encouraging start with good early response rates from our combined 'See, Speak, Surf' advertising campaign, solidifying our position as a deliverer of real value and quality to consumers.

Our focus in the second half of this financial year is to continue to drive customer demand, accelerate the rate of broadband provisioning to reach over 700,000 customers by the end of June and to extend the roll-out of our broadband network. We also plan to capitalise on the investment in our DTH/DSL platform by introducing a new enhancement, 'Sky Anytime', giving over a million Sky customers at launch the chance to enjoy a selection of the week's best programmes on-demand.

We will continue with our new acquisition and retention strategy which will result in a short-term impact on churn over the next one to two quarters and we therefore expect net subscriber growth to be in the region of 90,000 to 100,000 over the next six months. This change will deliver valuable benefits to the profitability of the business through the second half of this financial year as well as further growth in ARPU. We remain confident that performance for the full year will be in line with our expectations.

Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.

Customer Metrics
'000s                         31-Dec-06       30-Sep-06   Net additions
-----------------------------------------------------------------------
Total customers(1)(2)(3)          8,441           8,258             183
Additional products:
Sky+(4)                           1,968           1,692             276
Multiroom(5)                      1,226           1,093             133
HD                                  184              96              88
Broadband                           193              44             149
Telephony                           223             195              28
Other KPI's:
Churn                              11.9%           11.8%
ARPU                             GBP394          GBP385
=======================================================================

(1) Includes DTH subscribers in Republic of Ireland. (465,020 as at 31 December 2006, 393,000, as at 31 December 2005.)

(2) DTH subscribers include only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.

(3) DTH subscribers include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.

(4) Sky+ includes HD households

(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)

Financial Summary (unaudited)

                                       6 months to Dec-06              6 months
                                                                      to Dec-05
GBP'millions                    Reported   Exceptional (6)   Adjusted  Reported
-------------------------------------------------------------------------------
Income statement:
Revenue                            2,220                     (7)2,220     2,016
Gross Profit                       1,472               (65)     1,407     1,206
% Margin                              66%                -         63%       60%
Operating Profit                     395               (59)    (8)336       414
% Margin                              18%                -         15%       21%
Profit for the period                246               (47)       199       274
Cash flow information:
Cash generated from operations       365                 6        371       514
Net debt(9)                        1,940                 -      1,940       458
===============================================================================

Per share information                                        6 months  6 months
(pence):                                                    to Dec-06 to Dec-05
-------------------------------------------------------------------------------
EPS - basic                                                      14.0      14.9
EPS - adjusted(10)                                               11.3      14.7
===============================================================================

(6) Exceptional items include a one-off receipt from third party channel provider for GBP65 million, GBP6 million charge for litigation costs and GBP8 million mark-to-market gain on financial derivatives

(7) Revenues include GBP22 million from Sky Broadband and GBP77 million from Easynet Enterprise

(8) Operating profit includes net operating loss of GBP73 million from Sky Broadband and GBP11 million from Easynet Enterprise

(9) Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments

(10) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, exceptional gain of GBP65 million and an exceptional charge of GBP6 million

OPERATIONAL REVIEW

New DTH customers of 432,000 in the quarter are the highest in six years, and our investment in new products is helping to grow demand. During the quarter, nearly a third of Sky+ additions, 15% of HD additions and 18% of broadband additions were new Sky customers. We reached important achievements in content, reaching 6 million Sky Sports customers after 16 years of consistent growth and record ratings for Sky One with Terry Pratchet's 'Hogfather' attracting the channel's highest ever audience for a commissioned programme of 2.8 million.

As previously announced on 3 November 2006, we have moved ahead with our plans to improve price transparency and we began reducing our viewing package discounts in retention and acquisition part-way during the quarter. This has resulted in a short-term increase in churn to 11.9%, up 0.1% from the previous quarter. Excluding the impact of this change in strategy, churn was in line with the second quarter of the 2006 financial year at 10.6%. This impact is expected to correct within one to two quarters; and more importantly will help deliver valuable benefits to the quality and profitability of the business, as well as quarter-on-quarter growth in ARPU and move the business towards our medium-term churn target of 10%.

After net additions in the second quarter of 183,000, total first half customers increased by 265,000 in line with the six months to 31 December 2005 ("comparable period"). Both the mix of products and the balance of packages remain strong: over a quarter of our customers now take more than one product, up from a fifth in the comparable period. We surpassed sales of two million Sky+ boxes in 2006 and by the end of January 2007 we had reached the same level of Sky+ households(6). Our premium TV product, Sky HD, is our fastest selling new TV product launch with 184,000 subscribers in only seven months. We continue to make good progress with multiroom with 1.2 million subscribers or 15% penetration.

A managed approach to the broadband launch continues to benefit the Group with network roll out ahead of plan, operating losses and capital expenditure in line with guidance and an accelerating rate of customer growth. A total of 771 exchanges were unbundled by 28 January 2006, and we now expect to achieve 70% coverage of U.K. households by the end of this financial year, six months ahead of plan.

With the strong demand for our pay TV products in the last quarter, we managed our rate of broadband provisioning accordingly in order to maintain high standards of customer service and delivery over the busy Christmas period. On average around 90% of customers are being connected within 15 working days and our success rates on right-first-time provisioning are seeing further improvement. Initial challenges with our e-sales system meant that the provisioning of broadband lines was slower than we had hoped in the months of November and December. The run-rate of gross bookings has now accelerated to around 28,000 per week in January and we are targeting total broadband customers of more than 700,000 by the end of this financial year.

Gross Sky Broadband bookings reached 343,000 by 28 January 2007 with 259,000 active customers, up from 74,000 at the end of October, and 44,000 at the end of September, with 87% on-net. Of these on-net customers, approximately 70% opted for a paid-for package and although it is still early days in our broadband plan, nearly one in five broadband customers was new to Sky. The Group had a further 33,000 customers registered to UK Online, Easynet's residential broadband service, bringing the total number of broadband customers to 292,000.

In telephony (Sky Talk), the focus for the quarter was enhancing our package offering and migrating the majority of our existing customers to our new packages. Customers reached 223,000, up from 195,000 at the end of September, with further acceleration in the month of January following the launch of our 'See, Speak, Surf' package. There were 236,000 Sky Talk customers by 28 January 2007 and 19% of broadband customers also opted for our Sky Talk package.

The Group continued to make excellent progress in reducing programming costs as a percentage of sales. As a consequence, gross margin increased by three percentage points to 63% (excluding the exceptional gain of GBP65 million). The value of our content offering was reflected in our record six million Sky Sports subscribers and the highest rating for an individual series on Sky One, with Terry Pratchet's 'Hogfather' attracting the channel's highest ever audience for a commissioned programme of 2.8 million and the first six episodes of 'Lost' attracting an average of 1.9 million viewers.

(6) No additional units are counted for second or subsequent Sky+ boxes within one household


FINANCIAL SUMMARY

The Group's financial performance for the period reflects the investment in Sky Broadband, operating losses from Easynet Enterprise and net exceptional items. Group revenue of GBP2,220 million included GBP22 million from Sky Broadband and GBP77 million from Easynet Enterprise. Group operating profit of GBP395 million included net operating losses of GBP73 million from Sky Broadband, GBP11 million of losses from Easynet Enterprise and a net exceptional gain of GBP59 million.

Excluding Sky Broadband, Easynet and exceptional gains, operating profit was GBP420 million, an increase of 1% on the comparable period. Year-on-year profit growth in the first half was affected by a substantially weaker TV advertising sector, continued decline in cable wholesale revenue, a full half year of CRM depreciation and the high levels of new customers joining Sky and customer upgrades which lead to higher short-term costs. We expect the second half to benefit through growth in ARPU, a seasonally lower level of gross additions and upgrades and further marketing efficiencies in SAC.

The operating loss from Sky Broadband is tracking in line with previous guidance; is expected to break even in the year to 30 June 2010; and has an attractive standalone NPV before wider benefits to the Group.

Revenue

To improve presentation, we have chosen to re-analyse the revenue categories previously reported. For a reconciliation of this re-analysis please refer to Appendix 3. "Retail Subscription" revenue now includes all subscription revenue from residential and business customers including Sky Broadband and Sky Talk. We have introduced a new category for installation, hardware and service revenue. "Other Revenue" now principally includes Easynet Enterprise, Sky Active and technical platform service fees.

Group revenue showed good growth increasing by 10% over the six months ended 31 December 2006 to GBP2,220 million (2006: GBP2,016 million), despite the advertising sector downturn and a fall in wholesale revenue. Group revenue included GBP22 million from Sky Broadband(7) and GBP77 million from Easynet Enterprise(8).

Retail subscription revenue increased by 5% on the comparable period to GBP1,638 million (2006: GBP1,557 million) and included GBP19 million from Sky Broadband and GBP2 million from Easynet Enterprise. Growth was primarily driven by a 5% increase in the average number of DTH customers, partially offset by a 1% year-on-year decline in average revenue per customer due to the cumulative impact of previous viewing package discounts to new and existing customers.

ARPU increased by GBP9 to GBP394(9) quarter-on-quarter, reflecting the full effect of the 2006 price rise and increased penetration of new products across our customer base. Changes made to our promotional strategy in retention and acquisition during the quarter will lead to benefits in the second half of the year, with further growth in ARPU expected throughout the financial year.

Wholesale revenue fell by 3% to GBP109 million and continues to disappoint. Advertising revenue was flat year-on-year at GBP171 million, significantly outperforming the overall TV advertising sector, which we estimate contracted by 8.6% over the same period. Outperformance was driven by higher advertising share year-on-year, up from an average of 12.7% in six months to December 2005 to 13.9% in the six months to December 2006. We expect U.K. TV advertising will contract further in calendar 2007, but we currently expect to continue to outperform the sector.

Sky Bet revenue was GBP4 million higher than the prior year with good growth in internet sports betting and TV games.

Installation, Hardware and Service revenue was GBP119 million (including GBP2 million of Sky Broadband) up from GBP70 million in the comparable period. This increase reflects the strong gross additions and customer upgrades, as well as a higher proportion of premium priced hardware sales.

Other revenue was GBP163 million (2006: GBP90 million), including GBP1 million from Sky Broadband and GBP75 million from Easynet Enterprise. On a like-for-like basis other revenue decreased by GBP3 million, largely due to a reduction in Sky Active and Sky magazine revenue.

(7) Sky Broadband revenue includes GBP19 million of subscription revenue, GBP2 million of installation, hardware and service revenue and GBP1 million of other revenue

(8) Easynet Enterprise revenue includes GBP2 million of subscription revenue and GBP75 million of other revenue (business subscription and other revenue)

(9) The Group has adjusted its calculation of ARPU to reflect revised contractual arrangements in respect of Sky Talk. Previously, Sky Talk revenues were recognised on a net margin basis, whereas, now, the Group recognises gross telephony revenues in its ARPU calculation. On a like-for-like basis, this adjustment would result in each ARPU figure disclosed during the previous financial year being increased by GBP3


Gross margin

In programming, major investment in sports rights to further improve the quality of our channels, was offset by savings and efficiencies achieved in other areas. Reported programming costs were GBP748 million, including an exceptional GBP65 million credit from a third party channel provider. Programming costs excluding this exceptional gain increased by GBP3 million with a gross margin of 63%. Excluding Sky Broadband and Easynet Enterprise, gross margin increased by two percentage points on the comparable period to 62%.

Sports costs increased by GBP35 million, driven primarily by one-off events such as the Ryder Cup (which was also transmitted in HD) and ECB cricket, with the first summer of exclusive live coverage of all domestic, international and country cricket. Movie costs fell by GBP16 million to GBP143 million principally as a result of favourable contract renewals and GBP2 million of foreign exchange benefits. News and Entertainment costs were GBP5 million lower. Excluding the exceptional receipt of GBP65 million, like-for-like third party costs fell by GBP11 million to GBP156 million, reflecting improved distribution agreements and the impact of Film4's re-launch as a subscription free channel.

Profit

Operating profit of GBP395 million (2006: GBP414 million) included a net exceptional gain of GBP59 million, Sky Broadband losses of GBP73 million and Easynet Enterprise losses of GBP11 million.

Sky Broadband net operating losses of GBP73 million comprised revenue of GBP22 million and operating costs of GBP95 million; GBP21 million of which are included in subscriber management; GBP35 million in transmission; GBP29 million in marketing; and GBP10 million administration. Easynet Enterprise net operating losses of GBP11 million comprised revenue of GBP77 million and operating costs of GBP88 million; of which GBP7 million are included in subscriber management; GBP54 million in transmission; GBP2 million in marketing and GBP25 million in administration.

Operating costs excluding programming were GBP1,077 million (2006: GBP792 million). Excluding Sky Broadband and Easynet Enterprise costs of GBP183 million and an exceptional charge of GBP6 million, other operating costs increased by GBP96 million, reflecting strong gross additions, high levels of product upgrades and investment in infrastructure and increased contact centre resources.

Total marketing costs were GBP375 million (2006: GBP332 million), up by GBP12 million on a like-for-like basis, with the costs of strong gross additions and increased product upgrades partially offset by efficiencies in subscriber acquisition costs ("SAC"). SAC fell by GBP15 versus the second half of the 2006 financial year or by GBP4 on the comparable period to GBP246, benefiting from the impact of broadband as we were able to spread our fixed marketing spend per subscriber over a broader base. Other savings were driven by a higher proportion of premium priced HD boxes as well as some supply chain savings.

Total subscriber management costs were GBP313 million (2006: GBP219 million), up by GBP66 million on a like-for-like basis. Half of this growth related directly to increased installation costs (partially offset by installation, hardware and service revenue) and the remainder from higher call-centre costs and depreciation relating to the implementation of new CRM systems.

The remaining other operating expenses totalled GBP389 million (2006: GBP241 million) included GBP124 million of Sky Broadband and Easynet Enterprise costs and included an exceptional charge of GBP6 million relating to the legal costs of the Group's claim against EDS, which provided services to the Group as part of the Group's investment in customer relationship management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim and we currently expect to incur costs of around GBP20 million during the current financial year, which will be recognised as an exceptional cost.

After the Group's share of operating profits from joint ventures of GBP6 million (2006: GBP7 million) and a net interest charge of GBP45 million (2006: GBP31 million) which included positive GBP8 million mark-to-market movement (2006:
GBP4 million) on the value of non-IFRS hedge accounted derivatives, the Group made a profit before tax in the period of GBP356 million.

The total tax charge for the period was GBP110 million (2006: GBP116 million), at an effective rate of 31%.

Earnings

The Group's profit for the period was GBP246 million (2006: GBP274 million), generating basic EPS of 14.0p (2006: 14.9p). Adjusted profit for the period was GBP199 million (2006: GBP271 million), generating adjusted earnings per share of
11.3 pence compared to 14.7 pence in the comparable period. The 2005/6 share buyback programme resulted in the number of shares outstanding in the period falling by 4.5% to 1,762 million (2006: 1,845 million).

Exceptional items

The Group reported net exceptional gains of GBP59 million within operating profit, consisting of two items. Included within third party costs is a GBP65 million credit resulting from the payment relating to a proportion of the value of certain third party channels. Partially offsetting this was a charge of GBP6 million recorded within administration expenses relating to the legal costs of the Group's claim against EDS.

Cash flow

Operating profit for the period was GBP395 million, generating adjusted EBITDA of GBP493 million, up 5% excluding Easynet Enterprise and Sky Broadband losses and exceptional items. Following a higher working capital outflow of GBP121 million, the Group generated a cash inflow from operations of GBP365 million (2006: GBP514 million).

Working capital was impacted primarily by timing differences on the receipt of an exceptional third party settlement, which was recognised in the income statement for the period, with cash received in January and by earlier payments to suppliers relative to the prior year in order to take advantage of early payment discounts.

Capital expenditure for the period was GBP158 million, including GBP91 million investment in Sky Broadband and Easynet Enterprise as well as investment in infrastructure and IT systems.

After acquisition spend of GBP994 million, relating to the investment in ITV, You Me TV and 365 Media Group plc, interest of GBP60 million, cash taxes of GBP39 million and returns to shareholders of GBP331 million, net debt increased to GBP1,940 million as at the 31 December 2006.

CORPORATE

Sky announced the purchase of 17.9% of ITV plc on 17 November 2006 for a total consideration of GBP946 million including fees and taxes. The fair value of these shares was GBP741 million at the end of December 2006, resulting in a GBP205 million non-cash fair value adjustment to balance sheet reserves.

On 15 December 2006, the Group made a recommended cash offer for the entire share capital of 365 Media Group plc ("365"). The offer became unconditional in all respects on 23 January 2007 and we are now compulsorily acquiring 365's remaining shares and seeking to delist the company from AIM. Under IFRS, this investment was marked to market at the period end, with the loss of GBP2 million being taken to reserves.

CORPORATE RESPONSIBILITY

As one of the U.K.'s leading consumer franchises, reputation is a key competitive differentiator. Following the achievement of carbon neutral status in May 2006, the success of Sky's environmental programme, The Bigger Picture, was externally recognised with a number of awards during the quarter. Sky won the National Energy Efficiency award for large businesses and was also named the overall National Champion for Energy Efficiency. The awards were judged on a number of criteria including; demonstrable results, environmental impact, financial and other savings and impact on customers, audiences and end-users. For example, just one element of the improvement programme, installation of oil-less chillers in four Sky buildings, resulted in energy and cost savings of 40% (compared to previous installations) and GBP280,000 per annum.

Sky also won an inaugural United Nations Environment Programme (UNEP) sponsored Green Award for sustainable business. Sky was commended for a far-reaching programme that had produced tangible results such as achieving Carbon Neutral status and reaching out to employees, business partners and customers.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some of the risks and uncertainties associated with the Group's business are described in the "Review of the Business - Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2006. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. Except as required by law, the Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Appendix 1 - Subscribers to Sky Channels

                                  Second quarter   First quarter  Prior year Q2
                                        as at 31           as at          as at
                                        December    30 September    31 December
                                            2006            2006           2005
DTH homes (1)(2)(3)                    8,441,000       8,258,000      8,059,000

Total TV homes in the U.K. and
Ireland(4)                            26,766,000      26,764,000     26,585,000
DTH homes as a percentage of
total U.K. and Ireland TV homes               32%             31%            30%

Cable - U.K.                           3,397,000       3,251,000      3,292,000
Cable - Ireland                          605,000         606,000        597,000
Total Sky pay homes                   12,443,000      12,115,000     11,948,000
Total Sky pay homes as a
percentage of total U.K. and
Ireland TV homes                              46%             45%            45%

Sky+ homes                             1,968,000       1,692,000      1,281,000

Multiroom homes(5)                     1,226,000       1,093,000        906,000

HD homes                                 184,000          96,000              -

Broadband customers                      193,000          44,000              -

DTT - U.K.(6)                          7,971,000       7,646,000      6,363,000


(1) Includes DTH subscribers in Republic of Ireland (465,020, as at 31 December
    2006).
(2) DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's Freesat offering or churned customers viewing free-to-air channels.
(3) DTH homes include subscribers taking Sky packages via DSL through Homechoice.
(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 January 2007). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July
    2006).
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
(6) DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 January 2007). These include Sky or Cable homes that already take multi-channel TV.

Appendix 2 - Glossary

Glossary

Useful definitions           Description

Adjusted profit for the      Profit for the period adjusted to remove
period                       mark-to-market movements in derivative
                             financial instruments that do not
                             qualify for hedge accounting,
                             exceptional items and any changes in the estimate of recoverable tax assets in respect of prior years.

Adjusted earnings per share  Adjusted profit divided by the weighted average number of ordinary shares during the year.

ARPU Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.

Churn The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.

Digibox                      Digital satellite reception equipment.

EBITDA Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Gross margin                 Revenue less programming expenses as a
                             proportion of revenue.

Gross profit                 Revenue less programming expense.

Gross Sky broadband bookings The number of customers that have requested our broadband product, passed
                             pre-sale checks and have been accepted
                             by our booking system and invoiced for
                             any relevant activation fees.

Gross Sky Bet revenue        Gross stakes placed by customers on
                             events taking place in the period and
                             net customer losses in respect of
                             casino, online roulette and similar
                             interactive casino style games.

HD                           High Definition.

Like-for-like                Excluding contribution from Sky
                             Broadband and Easynet Enterprise and net exceptional amounts.

Multichannel viewing share   Share of viewers of non-analogue
                             terrestrial television.

Multiroom                    Installation of one or more additional
                             Digiboxes in the household of an
                             existing DTH subscriber.

Net debt                     Cash, cash-equivalents, short-term
                             deposits, borrowings and borrowings
                             related derivative financial
                             instruments.

On-net                       Customers subscribing to our unbundled
                             broadband product.

Sky +                        Sky's fully-integrated Personal Video
                             Recorder (PVR) and satellite decoder.

Viewing share                Number of people viewing a channel as a
                             percentage of total viewing audience.



Appendix 3 - Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.

                           2005/06
                         Half Year                  Separate
                                As Transfer of installation,                 2005/06
                        previously         Sky  hardware and               Half Year
                          reported      Active       service       Other Re-analysed
                       GBP million GBP million   GBP million GBP million GBP million
                        (unaudited) (unaudited)   (unaudited) (unaudited) (unaudited)
------------------------------------------------------------------------------------
Retail Subscription          1,554           -             -           3       1,557
Wholesale Subscription         112           -             -           -         112
Advertising                    171           -             -           -         171
Sky Bet                         16           -             -           -          16
Sky Active                      46         (46)            -           -           -
Installation, Hardware
and Service                      -           -            70           -          70
Other                          117          46           (70)         (3)         90
                             2,016           -             -           -       2,016
------------------------------------------------------------------------------------

                           2005/06
                         Full Year                  Separate
                                As Transfer of installation,                 2005/06
                        previously         Sky  hardware and               Full Year
                          reported      Active       service       Other Re-analysed
                       GBP million GBP million   GBP million GBP million GBP million
                        (unaudited) (unaudited)   (unaudited) (unaudited) (unaudited)
------------------------------------------------------------------------------------
Retail Subscription          3,154           -             -           3       3,157
Wholesale Subscription         224           -             -           -         224
Advertising                    342           -             -           -         342
Sky Bet                         37           -             -           -          37
Sky Active                      91         (91)            -           -           -
Installation, Hardware
and Service                      -           -           131           -         131
Other                          300          91          (131)         (3)        257
                             4,148           -             -           -       4,148
------------------------------------------------------------------------------------



Consolidated Income Statement for the half year ended 31 December 2006


                                                        2006/07      2005/06      2005/06
                                                      Half year    Half year    Full year
                                                    GBP million  GBP million  GBP million
                                          Notes      (unaudited)  (unaudited)    (audited)
-----------------------------------------------------------------------------------------
Revenue                                     2             2,220        2,016        4,148
Operating expense                           3            (1,825)      (1,602)      (3,271)
Operating profit                                            395          414          877
-----------------------------------------------------------------------------------------
Share of results of joint ventures and
associates                                                    6            7           12
Investment income                                            24           20           52
Finance costs                                               (69)         (51)        (143)
Profit before tax                                           356          390          798
-----------------------------------------------------------------------------------------
Taxation                                                   (110)        (116)        (247)
Profit for the period                                       246          274          551
-----------------------------------------------------------------------------------------
Earnings per share from profit for the
period (in pence)
Basic                                       4              14.0p        14.9p        30.2p
Diluted                                     4              14.0p        14.9p        30.1p
-----------------------------------------------------------------------------------------
Adjusted earnings per share from profit
for the period (in pence)
Basic                                       4             11.3p        14.7p        30.7p
Diluted                                     4             11.3p        14.7p        30.6p
-----------------------------------------------------------------------------------------

Consolidated Statement of Recognised Income and Expense for the half year ended
31 December 2006


                                                        2006/07     2005/06      2005/06
                                                      Half year   Half year    Full year
                                                    GBP million GBP million  GBP million
                                                     (unaudited) (unaudited)    (audited)
-----------------------------------------------------------------------------------------
Profit for the period                                       246         274          551
-----------------------------------------------------------------------------------------
Loss on available for sale investments                     (207)          -            -

Net movement in hedging reserve
Cash flow hedges                                             21           1          (54)
Tax on cash flow hedges                                      (6)          -           16
                                                             15           1          (38)
-----------------------------------------------------------------------------------------
Total recognised income and expense                          54         275          513
for the period
-----------------------------------------------------------------------------------------

Consolidated Income Statement for the three months ended 31 December 2006

                                                     2006/07           2005/06
                                                Three months      Three months
                                           ended 31 December ended 31 December
                                                 GBP million       GBP million
                                                  (unaudited)       (unaudited)
------------------------------------------------------------------------------
Revenue                                                1,149             1,050
Operating expense                                       (934)             (851)
------------------------------------------------------------------------------
EBITDA                                                   262               231
Depreciation and amortisation                            (47)              (32)
------------------------------------------------------------------------------
Operating profit                                         215               199
------------------------------------------------------------------------------
Share of results from joint ventures
and associates                                             4                 5
Investment income                                         10                12
Finance costs                                            (39)              (26)
Profit before tax                                        190               190
------------------------------------------------------------------------------
Taxation                                                 (60)              (56)
Profit for the quarter                                   130               134
------------------------------------------------------------------------------
Earnings per share from profit for
the quarter (in pence)
Basic and diluted                                        7.4               7.3
Adjusted                                                 5.0               7.1
------------------------------------------------------------------------------

Consolidated Balance Sheet as at 31 December 2006

                                          31 December 31 December     30 June
                                                 2006        2005        2006
                                          GBP million GBP million GBP million
                                    Notes  (unaudited) (unaudited)   (audited)
-----------------------------------------------------------------------------
Non-current assets
Goodwill                                          659         417         637
Intangible assets                                 209         221         218
Property, plant and equipment                     593         349         519
Investments in joint ventures and
associates                                         31          29          28
Available for sale investments                    771          52           2
Deferred tax assets                                79          79         100
Derivative financial assets                         -          13           -
                                                2,342       1,160       1,504
-----------------------------------------------------------------------------
Current assets
Inventories                                       609         568         324
Trade and other receivables                       568         389         489
Short-term deposits                               202         764         647
Cash and cash equivalents                         402         889         816
Derivative financial assets                         6          29           7
                                                1,787       2,639       2,283
-----------------------------------------------------------------------------
Total assets                                    4,129       3,799       3,787
-----------------------------------------------------------------------------
Current liabilities
Borrowings                                        548         174         163
Trade and other payables                        1,469       1,376       1,247
Current tax liabilities                           140         116          82
Provisions                                          4           6           6
Derivative financial liabilities                   36          26          49
                                                2,197       1,698       1,547
-----------------------------------------------------------------------------
Non-current liabilities
Borrowings                                      1,751       1,854       1,825
Other payables                                     63          23          66
Provisions                                         18           -          19
Derivative financial liabilities                  245          80         209
                                                2,077       1,957       2,119
-----------------------------------------------------------------------------
Total liabilities                               4,274       3,655       3,666
-----------------------------------------------------------------------------
Shareholders' (deficit) equity        6          (145)        144         121
-----------------------------------------------------------------------------
Total liabilities and
shareholders' (deficit) equity                  4,129       3,799       3,787
-----------------------------------------------------------------------------

Consolidated Cash Flow Statement for the half year ended 31 December 2006


                                              2006/07     2005/06     2005/06
                                            Half year   Half year   Full year
                                          GBP million GBP million GBP million
                                    Notes  (unaudited) (unaudited)   (audited)
-----------------------------------------------------------------------------
Cash flows from operating
activities
Cash generated from operations                    365         514       1,004
Interest received                                  32          16          43
Taxation paid                                     (39)        (76)       (172)
Net cash from operating activities                358         454         875
-----------------------------------------------------------------------------
Cash flows from investing activities
Dividends received from joint
ventures and associates                             4           3           7
Net funding to joint ventures and
associates                                          -          (1)         (2)
Purchase of property, plant and
equipment                                        (131)        (58)       (169)
Purchase of intangible assets                     (27)        (36)        (43)
Purchase of available-for-sale
investments                                      (975)        (51)          -
Decrease (increase) in short-term
deposits                                          445        (570)       (453)
Purchase of subsidiaries (net of cash
and cash equivalents purchased)                   (19)          -        (209)
Net cash used in investing activities            (703)       (713)       (869)
-----------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from borrowings                          550       1,014       1,014
Repayment of borrowings                          (191)          -           -
Proceeds from disposal of shares in
Employee Share Ownership Plan ("ESOP")              8           7          13
Purchase of own shares for ESOP                   (13)          -         (17)
Purchase of own shares for cancellation          (214)       (240)       (408)
Interest paid                                     (92)        (44)       (105)
Dividends paid to shareholders                   (117)        (92)       (191)
Net cash (used in) from financing
activities                                        (69)        645         306
-----------------------------------------------------------------------------
Effect of foreign exchange rate
movements                                           -           -           1

Net (decrease) increase in cash and
cash equivalents                                 (414)        386         313
-----------------------------------------------------------------------------
Cash and cash equivalents at the
beginning of the period                           816         503         503

Cash and cash equivalents at the
end of the period                                 402         889         816
-----------------------------------------------------------------------------


Notes to the interim financial statements

1    Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2006 or 2005, for the purpose of the Companies Act 1985. Statutory financial statements for the year ended 30 June 2006 have been filed with the Registrar of Companies. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS.

2    Revenue

                                                2006/07     2005/06     2005/06
                                              Half year   Half year   Full year
                                            GBP million GBP million GBP million
                                             (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
Retail subscription                               1,638       1,557       3,157
Wholesale subscription                              109         112         224
Advertising                                         171         171         342
Sky Bet                                              20          16          37
Installation, hardware and service                  119          70         131
Other                                               163          90         257
                                                  2,220       2,016       4,148
-------------------------------------------------------------------------------

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.

3    Operating expense

                                               2006/07     2005/06     2005/06
                                             Half year   Half year   Full year
                                           GBP million GBP million GBP million
                                            (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
Programming                                        748         810       1,599
Transmission and related functions                 181          87         234
Marketing                                          375         332         622
Subscriber management                              313         219         468
Administration                                     208         154         348
                                                 1,825       1,602       3,271
-------------------------------------------------------------------------------

Included within programming for the half year ended 31 December 2006 is a GBP65 million credit due to the Group arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 financial statements.

Included within administration for the half year ended 31 December 2006 is GBP6 million of expense relating to the legal costs of the Group's claim against EDS (an information and technology solutions provider (see note 8b)).

4    Earnings per share

                                                 2006/07     2005/06   2005/06
                                               Half year   Half year Full year
                                             Millions of Millions of  Millions
                                                  shares      shares of shares
                                              (unaudited) (unaudited) (audited)
-------------------------------------------------------------------------------
Weighted average number of shares
Ordinary shares                                    1,765       1,849     1,830
ESOP trust ordinary shares                            (3)         (4)       (3)
Basic shares                                       1,762       1,845     1,827
-------------------------------------------------------------------------------
Dilutive ordinary shares from share options            1           2         5
Diluted shares                                     1,763       1,847     1,832
-------------------------------------------------------------------------------

The calculation of diluted earnings per share excludes 21 million share options (2005/06: half year 34 million; full year 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the period.

Basic and diluted earnings per share is calculated by dividing profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

                                                2006/07     2005/06     2005/06
                                              Half year   Half year   Full year
                                            GBP million GBP million GBP million
                                             (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
Reconciliation from profit for the period to
adjusted profit for the period
Profit for the period                               246         274         551
Remeasurement of all derivative financial
instruments (not qualifying for hedge
accounting)                                          (8)         (4)         14
Amount receivable from channel distribution
agreement (see note 2)                              (65)          -           -
Legal costs relating to claim against EDS
(see note 3)                                          6           -           -
Tax effect of above items                            20           1          (4)
Adjusted profit for the period                      199         271         561
-------------------------------------------------------------------------------

5    Dividends
                                                2006/07     2005/06     2005/06
                                              Half year   Half year   Full year
                                            GBP million GBP million GBP million
                                             (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
2005 Final dividend paid: 5.00p per ordinary
share                                                 -          92          92
2006 Interim dividend paid: 5.50p per
ordinary share                                        -           -          99
2006 Final dividend paid: 6.70p per ordinary
share                                               117           -           -
                                                    117          92         191
-------------------------------------------------------------------------------
Dividends proposed after the balance sheet
date and not recognised as a liability
2007 Interim dividend proposed: 6.6p per
ordinary share                                      115           -           -
-------------------------------------------------------------------------------


6    Reconciliation of movement in shareholders' (deficit) equity

                                                                   Available                                 Total
                                                                         for                         shareholders'
                       Share       Share        ESOP     Hedging        sale       Other    Retained      (deficit)
                     capital     premium     reserve     reserve     reserve    reserves    earnings        equity
                 GBP million GBP million GBP million GBP million GBP million GBP million GBP million   GBP million
------------------------------------------------------------------------------------------------------------------
At 1 July 2005           934       1,437         (32)        (14)          -         273      (2,411)          187
Purchase of own
shares for
cancellation             (23)          -           -           -           -          23        (240)         (240)
Recognition and
transfer of cash
flow hedges                -           -           -           1           -           -           -             1
Tax on items taken
directly to equity         -           -           -           -           -           -          (2)           (2)
Share-based payment        -           -          15           -           -           -           1            16
Profit for the period      -           -           -           -           -           -         274           274
Dividends                  -           -           -           -           -           -         (92)          (92)
At 1 January 2006        911       1,437         (17)        (13)          -         296      (2,470)          144
------------------------------------------------------------------------------------------------------------------
Purchase of own
shares for
cancellation             (15)          -           -           -           -          15        (168)         (168)
Recognition and
transfer of cash
flow hedges                -           -           -         (55)          -           -           -           (55)
Tax on items taken
directly to equity         -           -           -          16           -           -           4            20
Share-based payment        -           -          (8)          -           -           -          10             2
Profit for the period      -           -           -           -           -           -         277           277
Dividends                  -           -           -           -           -           -         (99)          (99)
At 1 July 2006           896       1,437         (25)        (52)          -         311      (2,446)          121
------------------------------------------------------------------------------------------------------------------
Purchase of own
shares for
cancellation             (19)          -           -           -           -          19        (214)         (214)
Recognition and
transfer of cash
flow hedges                -           -           -          21           -           -           -            21
Tax on items taken
directly to equity         -           -           -          (6)          -           -          (1)           (7)
Revaluation of
available for sale
investments                -           -           -           -        (207)          -           -          (207)
Share-based payment        -           -           1           -           -           -          11            12
Profit for the period      -           -           -           -           -           -         246           246
Dividends                  -           -           -           -           -           -        (117)         (117)
At 31 December 2006      877       1,437         (24)        (37)       (207)        330      (2,521)         (145)
------------------------------------------------------------------------------------------------------------------

The periods from 1 July to 31 December are unaudited.

7    Notes to the consolidated cash flow statement

a) Reconciliation of profit before taxation to cash generated from operations

                                                2006/07     2005/06     2005/06
                                              Half year   Half year   Full year
                                            GBP million GBP million GBP million
                                             (unaudited) (unaudited)   (audited)
-------------------------------------------------------------------------------
Profit before tax                                   356         390         798
Depreciation of property, plant and
equipment                                            58          36          89
Amortisation of intangible assets                    33          20          51
Net finance costs                                    45          31          91
Share of results of joint ventures and
associates                                           (6)         (7)        (12)
Increase in trade and other receivables            (118)        (54)       (102)
(Increase) decrease in inventories                 (294)       (211)         31
Increase in trade and other payables                289         312          55
Decrease in provisions                               (3)         (7)        (13)
Decrease in derivative financial instruments          5           4          16
Cash generated from operations                      365         514       1,004
-------------------------------------------------------------------------------

b) Analysis of movements in net debt

                     As at 1                                As at 1                               As at 31
                        July         Cash     Non-cash         July         Cash     Non-cash     December
                        2005    movements    movements         2006    movements    movements         2006
                 GBP million  GBP million  GBP million  GBP million  GBP million  GBP million  GBP million
                    (audited)    (audited)    (audited)    (audited)  (unaudited)  (unaudited)  (unaudited)
----------------------------------------------------------------------------------------------------------
Current borrowings         -            -          163          163          387           (2)         548
Non-current
borrowings               982        1,014         (171)       1,825           (1)         (73)       1,751
Debt                     982        1,014           (8)       1,988          386          (75)       2,299
-----------------------------------------------------------------------------------------------------------
Borrowings-related
derivative financial
instruments              103            -          133          236          (27)          36          245
Cash and cash
equivalents             (503)        (312)          (1)        (816)         414            -         (402)
Short-term deposits     (194)        (453)           -         (647)         445            -         (202)
Net debt                 388          249          124          761        1,218          (39)       1,940
----------------------------------------------------------------------------------------------------------

8    Other matters

a) Contingent liabilities

The Group has contingent liabilities by virtue of its investments in joint ventures and associates that are unlimited companies, or partnerships, which include The History Channel (U.K.), Paramount U.K. and NGC-U.K.. The Group's share of contingent liabilities of its joint ventures and associates incurred jointly with the other investors is nil (2005/06: half year nil; full year nil).

The Directors do not expect any material loss to arise from the above contingent liabilities.

b) Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

c) Changes in estimates

There have been no material changes in estimates of amounts reported in the six months ended 31 December 2006 or in the year ended 30 June 2006.





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 31 January 2007                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary